RMS

SEC MAIL PROCESSING Received FEB 23 2018 WASH, D.C.

SEC

18000855

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 Northside Parkway NW, Suite 395
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald B. Goldman (404) 841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher LLP
(Name – *if individual, state last, first, middle name*)

3300 Riverwood Parkway, Suite 700	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Ronald B. Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender LP, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN F. GALLIVAN NOTARY PUBLIC MY COMMISSION EXPIRES JUNE 22, 2019 PAULDING COUNTY, GEORGIA

Signature

Managing Director
Title

Lynn F. Gallivan
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Croft & Bender LP

Financial Statements

with Supplementary Information
December 31, 2017

Croft & Bender LP

Table of Contents
December 31, 2017

BT BENNETT THRASHER

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Croft & Bender LP as of December 31, 2017, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Croft & Bender LP as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Croft & Bender LP's management. Our responsibility is to express an opinion on Croft & Bender LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Croft & Bender LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of Croft & Bender LP's financial statements. The supplemental information is the responsibility of Croft & Bender LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and the

A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 **phone** 770.396.2200 **fax** 770.390.0394
www.btcpa.net

Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2017 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Croft & Bender LP's auditor since 2015.

Bennett Thrasher LLP

Atlanta, Georgia
February 16, 2018

Croft & Bender LP

Statement of Financial Condition
December 31, 2017

Assets		
Current assets		
Cash	$	608,602
Due from related party		185
Accounts receivable		164,279
Prepaid expenses		35,418
Total current assets		**808,484**
Furnishings and equipment, net		**502,714**
Other assets		**27,459**
Total assets	$	**1,338,657**
Liabilities and partners' capital		
Current liabilities		
Accounts payable	$	50,544
Deferred rent		**538,548**
Total liabilities		**589,092**
Partners' capital		
Partners' capital		800,000
Accumulated deficit		(50,435)
Total partners' capital		**749,565**
Total liabilities and partners' capital	$	**1,338,657**

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Income
For the Year Ended December 31, 2017

Revenue	
Merger and acquisition fees	$ 3,633,000
Private placement fees	115,000
Management fees, net	822,953
Change in estimated fair value of warrants	(60,651)
Client reimbursements	122,846
Interest income	5,769
Other income	3,000
Total revenue	**4,641,917**
Operating expenses	
Salary and benefits expense	3,453,644
Finder's Fees/Commissions	37,625
Office expense	299,473
Professional fees	152,639
Occupancy expense	191,870
Business development expense	102,822
Client reimbursed expenses	122,846
Other operating expenses	75,452
Depreciation expense	54,491
Total operating expenses	**4,490,862**
Net income	**$ 151,055**

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2017

	Retained Earnings/ (Accumulated Deficit)	Contributed Capital		Total Partners' Capital
		Limited Partners	General Partner	
Balance, December 31, 2016	$ 204,113	$ 800,000	$ -	$1,004,113
Net income	151,055	-	-	151,055
Partner distributions	(405,603)	-	-	(405,603)
Balance, December 31, 2017	**$ (50,435)**	**$ 800,000**	**$ -**	**$ 749,565**

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	151,055
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		54,491
Change in estimated fair value of warrants		60,651
Deferred rent		117,123
Changes in:		
Accounts receivable		(68,440)
Prepaid expenses		15,900
Other assets		5,000
Due from related party		145,473
Accounts payable		39,947
Contingent compensation related to warrants		(60,651)
Net cash provided by operating activities		460,549
Cash flows from investing activities		
Purchases of furnishings and equipment		(134,038)
Net cash used in investing activities		(134,038)
Cash flows from financing activities		
Distributions to partners		(405,603)
Net cash used in financing activities		(405,603)
Net decrease in cash		(79,092)
Cash, beginning of year		687,694
Cash, end of year	$	608,602
Non-cash investing activities		
Leasehold improvements acquired through tenant allowance	$	421,425

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LP (f/k/a Croft & Bender LLC) (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Liquidating LLC, C&B Capital II, L.P. and it's parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II") and C&B Capital III, L.P. and it's parallel partnership, C&B Capital III (PF), L.P. (collectively referred to as "Fund III"), which are private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Private placement fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2017, financing, merger and acquisition, and financial advisory revenue was recognized from 25 clients, and 5 clients accounted for approximately 83% of such revenues. Financing and merger and acquisition engagement agreements with 17 clients were open at December 31, 2017.

Through a management agreement with the General Partner of each of the Funds, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Fund during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital

contributions attributable to the Fund's disposed investments. Management fees are collected quarterly and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as revenue when incurred and are periodically billed to the client. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible.

Cash

Cash represents interest and non-interest bearing deposits in a bank located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2017, management has concluded that an allowance for doubtful accounts is not necessary.

Warrants and Contingent Compensation

Warrants representing partial payment for the Company's services are sometimes issued by clients to the Company. The warrants, though held by and in the name of the Company, are allocated as contingent accrued compensation to the partners of the Company. The warrants are considered a derivative instrument and thus are adjusted to estimated fair value at each balance sheet date. Compensation and payment of amounts to the partners of the Company is contingent upon exercise of the warrants. During 2017, the Company determined that the value of warrants held was nominal and therefore adjusted the fair value to zero, which resulted in a reduction to revenue and salaries and benefits expense. As of December 31, 2017 the Company does not hold any warrants.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, software, and office equipment. Depreciation is provided using the straight-line method over the lesser of the useful life of the asset or the life of the existing lease.

Income Taxes

The Company is a limited partnership and, as such, its earnings and income taxes flow through directly to the partners.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for 2014, 2015, and 2016 are subject to examination by tax authorities, and may change upon examination.

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue with Contracts from Customers*. ASU 2014-09 supersedes the current revenue recognition guidance, including industry-specific guidance. The guidance introduces a five-step model to achieve its core principal of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated guidance is effective for annual periods beginning after December 15, 2018 and early adoption is permitted only for annual periods beginning after December 15, 2016. The Company is currently evaluating the impact of the updated guidance on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases*. ASU 2016-02 requires that lease arrangements longer than 12 months result in an entity recognizing an asset and liability. The updated guidance is effective for annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the report, the date the financial statements were issued.

2. Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2017:

Furniture and fixtures	$209,539
Office equipment	72,105
Software	7,710
Leasehold improvements	442,233
	731,587
Less accumulated depreciation	(228,873)
Furnishings and equipment, net	$502,714

Depreciation expense for the year ended December 31, 2017 amounted to $54,491.

3. Related Party Transactions

The partners of the Company are also principal owners and managing partners of two companies, one of which is the General Partner of Fund II and its parallel partnership and the other is the General Partner of Fund III and its parallel partnership. Total management fees of $822,953 were earned from the Funds in 2017. Merger and acquisition fees of $750,000 were earned in 2017 from a client which is also a portfolio company of Fund II and a management fee credit of $30,000 was allocated to Fund II by the Company related to this transaction.

The Company has an informal agreement with the General Partner where the General Partner processes all payroll for the Company. The Company reimburses the General Partner for all expenses and there is no other activity in the General Partner. Total salaries and payroll taxes incurred by the General Partner during 2017 totaled $3,144,988 and are included in salaries and benefits expense on the statement of income.

The partners of the Company may sit on the Board of Directors of some of the clients of the Company, or may sit on or attend Board of Directors meetings of some portfolio companies of

the Funds in exercise of the Funds' observation rights. The Company may, from time to time, enter into commercial arrangements with clients or vendors which have Board members or employees that are related to partners of the Company.

4. 401(k) Plan

The Company has adopted a 401(k) Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan on behalf of the partners and employees totaled $99,197 for 2017.

5. Leases

The Company has various operating lease agreements for office space and some office equipment. Rental expense was $200,496 for 2017 and is included within office expense in the accompanying statement of income. The Company records rental expense on a straight-line basis over the life of the lease. The cumulative difference between rent recognized under the straight-line method and the contractual lease payments is $155,252 and is included in deferred rent at December 31, 2017. As of December 31, 2017, the minimum future rental payments under these leases are as follows:

Year	Amount
2018	$ 267,187
2019	273,829
2020	279,462
2021	287,563
2022	295,916
Thereafter	586,248
Total minimum future rental payments	$1,990,205

The Company entered into a new lease for office space with a commencement date of April 24, 2017. The lease provides for escalating rent payments and a tenant improvement allowance of $421,425. The Company capitalized leasehold improvements totaling $421,425 that were funded through the tenant improvement allowance and recorded an equal and offsetting deferred rent liability. The leasehold improvement and deferred rent liability balances related to the tenant improvement allowance totaled $383,296 at December 31, 2017.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2017, the ratio of aggregate indebtedness to net capital was .51 to one, and net capital was $402,806, which was $389,086 more than the required minimum net capital.

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2017

Computation of Net Capital			
Partners' capital, December 31, 2017		$	749,565
Less: Non-allowable assets			
Due from related party	(185)		
Accounts receivable	(164,279)		
Prepaid expenses	(35,418)		
Furnishings and equipment, net	(502,714)		
Add: Leasehold improvements acquired through tenant allowance	383,296		
Other assets	(27,459)		
Total non-allowable assets			(346,759)
Net capital		$	402,806

Computation of Aggregate Indebtedness		
Accounts payable	$	50,544
Deferred rent		538,548
Less: Deferred rent related to tenant improvement allowance		(383,296)
Total aggregate indebtedness	$	205,796

Computation of Minimum Net Capital Requirement		
Net Capital	$	402,806
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		13,720
Net capital in excess of requirement	$	389,086
Ratio of aggregate indebtedness to net capital		.51 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no difference between net capital computation reported in Part IIA of Form X-17A-5 as of December 31, 2017 and the net capital computation above.

Computation for Determination of Reserve Requirements Pusuant to Rule 15c3-3
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Information Relating to Possession or Control Requirements Pusuant to Rule 15c3-3
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017, in which (1) Croft & Bender LP identified the following provision of 17 C.F.R. § 15c3-3(k) under which Croft & Bender LP claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Croft & Bender LP stated that Croft & Bender LP met the identified exemption provisions throughout the most recent fiscal year without exception. Croft & Bender LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Croft & Bender LP's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 16, 2018

CROFT & BENDER
A LIMITED PARTNERSHIP

INVESTMENT BANKERS
4401 Northside Parkway, N.W. • Suite 395 • Atlanta, GA 30327
(404) 841-3131 • www.croft-bender.com
Member FINRA and SIPC

February 16, 2018

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017

Dear Sir/Madame:

For the fiscal year ending December 31, 2017, Croft & Bender LP claimed exemption from SEC Rule 15c3-3 as outline under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one of more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Croft & Bender LP met the exemption provided above for the fiscal year ending December 31, 2017.

Sincerely

Ronald B. Goldman
Managing Director
Chief Compliance Officer

BT BENNETT THRASHER

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Partners of
Croft & Bender LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Croft & Bender LP and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Croft & Bender LP for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Croft and Bender LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Croft and Bender LP's management is responsible for Croft & Bender LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we p. .ned and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records [Check #8914 - $3,052 dated 7/28/2017 and Check #9205 - $3,471 dated 12/31/2017] and noted no differences. We noted that the total assessment balance due in Form SIPC-7, as amended, of $3,380 differs from the respective listed assessment payment in Form SIPC-7, as amended, of $3,471 resulting in a difference of $91, which is included in Form SIPC-7, as amended, as an overpayment carried forward;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7, as amended, for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related schedules and working papers noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, as amended, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 phone 770.396.2200 fax 770.390.0394
www.btcpa.net

BT

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bennett Thrasher LLP

Atlanta, Georgia
February 16, 2018